82-34640

File number 82—524

05012704

# FRIENDS PROVIDENT

**Friends Provident plc**
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

RECEIVED
2005 NOV 21 P 12:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

14 November 2005

SUPPL

Dear Sir

**Friends Provident plc - File number 82—524**

I enclose recent releases to the London Stock Exchange, since our last submission to you: -

| | |
|---|---|
| 1 Nov 2005 | Q3 New Business Results |
| 9 Nov 2005 | Treasury Stock |
| 11 Nov 2005 | Holding in Company |
| 11 Nov 2005 | Treasury Stock |

Should you require any assistance, please do not hesitate to contact me by email to jenni.horn@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Company Secretariat Assistant

Enc.

PROCESSED
NOV 23 2005
THOMSON FINANCIAL

dlw 11/22

## Regulatory Announcement

Go to market news section



| | |
|---|---|
| **Company** | Friends Provident PLC |
| **TIDM** | FP. |
| **Headline** | 3rd Quarter Results |
| **Released** | 07:00 01-Nov-05 |
| **Number** | 4232T |

RNS Number:4232T
Friends Provident PLC
01 November 2005

1 November 2005

Friends Provident announces another strong new business performance

Total life and pensions new business (on an APE* basis) for the first nine months of 2005 increased by 31% to £425 million (2004: £323m).

UK life and pensions:

- Total UK new business up 11% to £300 million (2004: £270m)
- Group pensions up 27% to £159 million (2004 £125m)
- Protection down 11% to £50 million (2004: £56m)
- Investment up 14% to £49 million (2004: £43m)
- Individual pensions (excluding DWP rebate payments) up 16% to £19 million (2004: £16m)

International life and pensions:

- Total International new business up 131% to £125 million (2004: £54m)
- Friends Provident International (FPI) business up 26% to £68 million (2004: £54m)
- Lombard International (Lombard) business up 11% (on a pro forma basis**) to £57 million (2004: £51m)

Ben Gunn, chief executive of Friends Provident Life and Pensions, said:

"In the UK, we have seen continued good growth in investments and a strong increase in pensions. As we have said previously, the continued lower level of transactions in the mortgage market, together with increased competition, has led to some pressures on both volume and margin in our protection business. We see little improvement in the mortgage market but would expect many of our new protection-focused distribution deals to have a positive impact through 2006.

"FPI, our international business based on the Isle of Man, is seeing strong volume growth, which we expect to continue. Whilst product margins are stable, ongoing changes in geographical mix could result in modest compression of overall margins.

"As a result of the type of business Lombard transacts sales are usually concentrated in the fourth quarter, making it difficult to predict results in advance. However, at this stage, we believe that last year's value of new business will be comfortably exceeded.

"Overall, the UK trends seem set to continue, while strong growth from our international businesses is expected to lift the overall contribution to our profits from new business to above the comparable profits for 2004."

* The Annual Premium Equivalent basis is new regular premiums plus 10% of single premiums. This definition is unchanged from previous releases. Future new business announcements will be based on the PVNBP (present value of new business

premiums) basis, and will include a change in the definition of new business, which will mean that for group pensions business we no longer anticipate new entrants partially replacing leavers and treat them instead as new entrants when they arrive. For guidance, the relationship between APE and PVNBP remains broadly in line with the European Embedded Value Restatement issued on 12 October 2005.

** The pro forma basis takes account of Lombard's 2004 new business, achieved before Friends Provident acquired the company in January 2005.

Commentary and tables

Total new life and pensions business increased 31.3% to £424.5 million over the first nine months of 2005 (2004: £323.4m) and by 27.7% to £142.3 million for the third quarter of 2005 (2004: £111.4m).

UK life and pensions
New UK life and pensions increased 11.3% to £299.9 million over the first nine months of 2005 (2004: £269.5m) and by 4.5% to £97.7 million for the third quarter of 2005 (2004: £93.5m).

Life business
Total new life business remained at 2004 levels of £98.7 million over the first nine months of 2005 and decreased by 6.1% to £33.8 million for the third quarter of 2005 (2004: £36.0m).

As expected, and continuing the market trend this year, new protection business, including income protection, declined 10.6% to £49.9 million over the first nine months of 2005 (2004: £55.8m) and by 24.6% to £15.6 million for the third quarter of 2005 (2004: £20.7m). Despite significantly fewer house sales compared with 2004, and increasingly strong price competition, we have increased our market share over the first half of the year and expect to maintain this position for 2005 as a whole. The considerable number of protection-focused distribution agreements now in place will increase new business prospects through 2006.

New investment business increased by 13.8% to £48.8 million over the first nine months of 2005 (2004: £42.9m), with growth accelerating to 19.0% to £18.2 million for the third quarter of 2005 (2004: £15.3m). Our open architecture approach is proving attractive and we plan to further enhance this fund offering over the final quarter of this year. We also launched a Life Assurance ISA last month, which should impact positively during the first quarter 2006.

Pensions business
Total new pensions business increased by 17.8% to £201.2 million over the first nine months of 2005 (2004: £170.8m) and by 11.1% to £63.9 million for the third quarter of 2005 (2004: £57.5m).

New group pensions business increased by 26.9% to £158.5 million over the first nine months of 2005 (2004: £124.9m) and by 24.7% to £48.0 million for the third quarter of 2005 (2004: £38.5m). We are continuing to attract some significant new schemes, as our proposition is a strong one and able to accommodate the 'customisation' increasingly required for larger schemes.

Excluding DWP, new individual pensions business increased by 16.0% to £18.8 million over the first nine months of 2005 (2004: £16.2m) and by 19% to £6.9 million for the third quarter of 2005 (2004: £5.8m). This continues the upward trend following the launch of our new product range in April. Including DWP rebate payments, which remain subject to delay this year, new business decreased by 2.1% to £23.2 over the nine month period and by 13.2% for the third quarter, Our focus in the individual pensions market currently remains on the more profitable single premium business. Performance over the final quarter is expected to be bolstered by the anticipated recovery of most of the outstanding DWP rebate payments. If, as expected, the "RU64" rule (which effectively

restricts pricing and commission levels) is revoked, we plan to introduce new products to take advantage of this change, as we believe such a move is likely to stimulate the market in 2006.

New annuity business decreased by 12.2% to £19.5 million over the first nine months of 2005 (2004: £22.2m) and by 21.7% to £5.4 million for the third quarter of 2005 (2004: £6.9m). We continue to operate a selective approach to this segment, prioritising margins over volumes.

International life and pensions
New International life and pensions increased 131.2% (18.4% on a pro forma basis) to £124.6 million over the first nine months of 2005 (2004: £53.9m) and by 149.2% (18.6% on a pro forma basis) to £44.6 million for the third quarter of 2005 (2004: £17.9m).

Friends Provident International (FPI)
New FPI business increased by 25.6% to £67.7 million over the first nine months of 2005 (2004: £53.9m) and by 26.8% to £22.7 million for the third quarter of 2005 (2004: £17.9m). Strong performances have been achieved in all four of the operational regions of Asia, the Middle East, Europe and the specialist UK market. Regular premium business benefited from strong performances in the Middle East and Hong Kong resulting from a marketing campaign on our Premier Plan. Production of single premium business benefited from our co-branded portfolio bond offering with Selestia, one of the leading fund platforms in the UK. Planned product developments will be introduced once the current systems harmonisation programme is completed, enhancing new business prospects for 2006.

Lombard International (Lombard)
New Lombard business amounted to £56.9 million over the first nine months of 2005. Lombard was acquired in January this year and, on a pro forma basis, the nine month performance was up 10.9%. Third quarter new business amounted to £21.9 million, up 11.2% on a pro forma basis. Particularly good performances continue from Belgium, the UK and from expatriate business in Southern Europe, reflecting the strength of Lombard's distribution network. We expect a strong fourth quarter in line with the established new business profile and the seasonality of Lombard's business.

- Ends -

For further information, please contact:

| | | |
|---|---|---|
| Nick Boakes | Friends Provident plc | 0845 641 7814 |
| Di Skidmore | Friends Provident plc | 0845 651 7833 |
| Sandra Grandison | Friends Provident plc | 0845 641 7834 |
| Simon Moyse | Finsbury Limited | 020 7251 3801 |

Ref: F141

Friends Provident New Life and Pensions Business

9 months to 30 September 2005 vs 9 months to 30 September 2004

| | Q3 YTD 2005 | | | Q3 YTD 2004 | | | % Change | | |
|---|---|---|---|---|---|---|---|---|---|
| | Regular Prems | Single Prems | APE Prems | Regular Prems | Single | APE | Regular Prems | Single Prems | |
| UK Operations | £m | £m | £m | £m | £m | £m | % | % | |
| Life Protection | 49.9 | 0.1 | 49.9 | 55.8 | 0.0 | 55.8 | (10.6) | 0.0 | (1 |

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Investment | 1.5 | 472.6 | 48.8 | 1.3 | 416.3 | 42.9 | 15.4 | 13.5 | 1 |
| | 51.4 | 472.7 | 98.7 | 57.1 | 416.3 | 98.7 | (10.0) | 13.5 | |
| Pensions | | | | | | | | | |
| Individual Pensions | 9.0 | 98.2 | 18.8 | 9.3 | 68.8 | 16.2 | (3.2) | 42.7 | 1 |
| DWP Rebates | 0.0 | 43.6 | 4.4 | 0.0 | 75.2 | 7.5 | 0.0 | (42.0) | (4 |
| Group Pensions | 128.0 | 305.1 | 158.5 | 104.2 | 206.6 | 124.9 | 22.8 | 47.7 | 2 |
| Annuities | 0.0 | 195.4 | 19.5 | 0.0 | 222.4 | 22.2 | 0.0 | (12.1) | (1 |
| | 137.0 | 642.3 | 201.2 | 113.5 | 573.0 | 170.8 | 20.7 | 12.1 | 1 |
| UK Life and Pensions | 188.4 | 1,115.0 | 299.9 | 170.6 | 989.3 | 269.5 | 10.4 | 12.7 | 1 |
| International Operations | | | | | | | | | |
| Lombard | 0.0 | 569.4 | 56.9 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | |
| Friends Provident International | 40.8 | 269.2 | 67.7 | 36.0 | 178.7 | 53.9 | 13.3 | 50.6 | 2 |
| Total International Life and Pensions | 40.8 | 838.6 | 124.6 | 36.0 | 178.7 | 53.9 | 13.3 | 369.3 | 13 |
| Total Group Life and Pensions | 229.2 | 1,953.6 | 424.5 | 206.6 | 1,168.0 | 323.4 | 10.9 | 67.3 | 3 |

APE by channel

9 months to 30 September 2005 vs 9 months to 30 September 2004

| | YTD 2005 | | YTD 2004 (excluding Lombard) | |
|---|---|---|---|---|
| | £m | % | £m | % |
| UK | | | | |
| IFA | 268.4 | 63.2 | 221.6 | 68.5 |
| Tied | 31.5 | 7.4 | 47.9 | 14.8 |
| International | 124.6 | 29.4 | 53.9 | 16.7 |

Lombard Total APE

| | | 2005 | | 2004 |
|---|---|---|---|---|
| | €m | £m | €m | £m |
| Q3 YTD | 83.1 | 56.9 | 74.7 | 51.3 |

All amounts in currency other than sterling are translated into sterling at a monthly average exchange rate.

Friends Provident New Life and Pensions Business

3 months to 30 September 2005 vs 3 months to 30 September 2004

| | Q3 2005 | | | Q3 2004 | | | % Change | | |
|---|---|---|---|---|---|---|---|---|---|
| | Regular Prems | Single Prems | APE | Regular Prems | Single Prems | APE | Regular Prems | Single Prems | AP |
| UK Operations | £m | £m | £m | £m | £m | £m | % | % | |
| Life | | | | | | | | | |
| Protection | 15.6 | 0.0 | 15.6 | 20.7 | 0.0 | 20.7 | (24.6) | 0.0 | (24. |
| Investment | 0.4 | 177.6 | 18.2 | 0.5 | 148.1 | 15.3 | (20.0) | 19.9 | 19. |
| | 16.0 | 177.6 | 33.8 | 21.2 | 148.1 | 36.0 | (24.5) | 19.9 | (6. |
| Pensions | | | | | | | | | |
| Individual Pensions | 3.0 | 38.7 | 6.9 | 3.5 | 22.9 | 5.8 | (14.3) | 69.0 | 19. |
| DWP Rebates | 0.0 | 36.4 | 3.6 | 0.0 | 63.1 | 6.3 | 0.0 | (42.3) | (42. |
| Group Pensions | 37.6 | 103.9 | 48.0 | 31.4 | 71.0 | 38.5 | 19.7 | 46.3 | 24. |
| Annuities | 0.0 | 54.4 | 5.4 | 0.0 | 69.4 | 6.9 | 0.0 | (21.6) | (21. |
| | 40.6 | 233.5 | 63.9 | 34.9 | 226.4 | 57.5 | 16.3 | 3.1 | 11. |
| UK Life and Pensions | 56.6 | 411.1 | 97.7 | 56.1 | 374.5 | 93.5 | 0.9 | 9.8 | 4. |
| International Operations | | | | | | | | | |
| Lombard | 0.0 | 219.3 | 21.9 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0. |
| Friends Provident International | 14.2 | 84.7 | 22.7 | 11.7 | 61.5 | 17.9 | 21.4 | 37.7 | 26. |
| Total International Life and Pensions | 14.2 | 304.0 | 44.6 | 11.7 | 61.5 | 17.9 | 21.4 | 394.3 | 149. |
| Total Group Life and Pensions | 70.8 | 715.1 | 142.3 | 67.8 | 436.0 | 111.4 | 4.4 | 64.0 | 27. |

APE by channel

3 months to 30 September 2005 vs 3 months to 30 September 2004

| | Q3 2005 | | Q3 2004 (excluding Lombard) | |
|---|---|---|---|---|
| | £m | % | £m | % |

| | | | | |
|---|---|---|---|---|
| UK | | | | |
| IFA | 85.4 | 60.0 | 75.3 | 67.7 |
| Tied | 12.3 | 8.7 | 18.2 | 16.3 |
| International | 44.6 | 31.3 | 17.9 | 16.0 |

Lombard Total APE

| | 2005 | | 2004 | |
|---|---|---|---|---|
| | €m | £m | €m | £m |
| Q3 | 32.1 | 21.9 | 28.7 | 19.7 |

All amounts in currency other than sterling are translated into sterling at a monthly average exchange rate.

About Friends Provident

- One of the UK's leading financial services groups

o A FTSE 100 company comprising two core businesses:
- Friends Provident Life and Pensions Limited, a top ten UK life and pensions company and a leading international cross-border player
- F&C Asset Management plc (51% ownership), a top five UK asset manager with a growing European presence

- Emphasis on service

o Five Star awards for Life and Pensions service - the highest of any UK listed life and pensions company - and for E-commerce (source: 2004 Financial Adviser Practiv Service Awards)
o Best E-Commerce Provider (source: 2005 LifeSearch Protection Awards)
o F&C voted 'Best Investment Trust Provider' in the 2005 Personal Finance Magazine Readership Awards
o Member of the Raising Standards Quality Mark Scheme

- Leading-edge systems

o Single-platform system capable of accommodating high volumes, cost effectively
o Automated interface with back-office IFA and third party systems with over 50% of business transacted online
o Winner of Life Insurance Company of the Year at the Professional Pensions UK Pensions Awards 2005
o Friends Provident is the only company to receive triple 'e' e-Excellence ratings for individual protection and group pensions awarded by the Financial Technology Research Centre in association with Money Marketing 2005

- Fast-growing

o 2004 market share (UK life and pensions) increased 27% since listing in 2001
o Funds managed by Friends Provident plc since it listed in 2001, have grown four-fold from c£30 billion to more than £120 billion

- Financially strong

o Financial strength credit ratings categorised 'strong' (Standard & Poor's A+ with stable outlook, Moody's A2 with positive outlook)
o Risk Capital Margin covered over seven times (30 June 2005)
o Free Asset Ratio 14.3% (30 June 2005)

- A diversified provider of investment solutions

o F&C is a market leader in the investment trust market. The flagship Foreign & Colonial Investment Trust was the first such trust, launched in 1868, and remains the largest of its kind
o F&C's private equity partner, ISIS Equity Partners, was winner of the 2004 BVCA/ Real Deals Private Equity House of the Year Award
o F&C is a top five manager of UK commercial property
o F&C Amethyst was winner of its category in the 2005 EuroHedge Awards

- Renowned ethical heritage

o Founded by Quakers in 1832 to address social needs
o Pioneered linking investments with ethical principles (Stewardship - 1984; Responsible Engagement Overlay - reo(R) - 2000)
o Rated as one of the Top 100 Companies that Count and a member of the FTSE4Good and Dow Jones World Sustainability Indices
o Stewardship Income Fund winner of the 2005 Lipper Funds Awards, ethical category
o F&C (ISIS) overall winner of the Corporation of London's Liveable Cities Awards, 2004 and 2003.

More 'at a glance' information available at www.friendsprovident.com/fastfacts
Friends Provident media image library is available at www.friendsprovident.com/imagelibrary a Newscast login is required.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

## Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | Friends ProvidentPLC |
| **TIDM** | FP. |
| **Headline** | Treasury Stock |
| **Released** | 16:58 09-Nov-05 |
| **Number** | PRNUK-0911 |

Treasury Shares and notification of interests of directors/persons discharging managerial responsibility and connected persons pursuant to DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b)

9 November 2005

Friends Provident plc announces the transfer of 19,516 treasury shares to the Trustees of the Friends Provident plc Share Incentive Plan (SIP) at a price of £1.7775 per share on 8 November 2005 to satisfy its obligation to issue shares to SIP participants in October 2005. The Company has received notification from the following persons discharging managerial responsibilities, including the executive directors of the Company, that of the 19,516 shares acquired by the Trustees, they have each acquired shares through the SIP as follows:

DIRECTORS

| Name | Shares Purchased on 8 November 2005 | Shares beneficially held following purchase |
|---|---|---|
| A R G Gunn | 70 | 38,708 |
| K Satchell | 70 | 31,903 |

OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

| Name | Shares Purchased on 8 November 2005 | Shares beneficially held following purchase |
|---|---|---|
| S J Clamp | 70 | 3,210 |
| A P Jackson | 70 | 6,946 |
| J R McIver | 70 | 7,434 |
| R Sepe | 70 | 4,890 |
| J Stevens | 70 | 9,245 |
| P T Tunnicliffe | 70 | 8,385 |

Executive directors of Friends Provident participating in SIP, together with other participants, are to be regarded as interested in the 2,008,699 shares held by the trustees of SIP and are therefore regarded for Companies Act purposes as being interested in Friends Provident's ordinary shares held by the trustees.

Following the transfer of the above treasury shares, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 40,408,293 shares are held in treasury.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

END

Close

# Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | Friends ProvidentPLC |
| **TIDM** | FP. |
| **Headline** | Holding(s) in Company |
| **Released** | 11:20 11-Nov-05 |
| **Number** | PRNUK-1111 |

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Friends Provident plc

2) Name of shareholder having a major interest

AXA S.A. and its group companies

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

Subsidiary companies of the shareholder named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of ordinary shares of 10p each held by each of them

Holder

Non Beneficial

| | |
|---|---|
| Chase Nominees Ltd a/c 17336 | 172,000 |
| Chase Nominees Ltd a/c 17260 | 310,987 |
| AXA France (registered details not disclosed) | 62,848 |
| AXA Australia (registered details not disclosed) | 829,465 |
| AXA Financial Inc. (registered details not disclosed) | 273,247,936 |
| AXA Rosenburg (registered details not disclosed) | 42,759,230 |
| AXA Financial Inc. (registered details not disclosed) | 90,863 |
| AXA Colonia Konzern (registered details not disclosed) | 30,000 |
| Chase Nominees Ltd a/c 21652 | 24,000 |

Beneficial

| | |
|---|---|
| HSBC Global Nominee (UK) Limited a/c 867530 | 720,000 |
| HSBC Global Nominee (UK) Limited a/c 867116 | 1,250,000 |

| | |
|---|---|
| HSBC Global Nominee (UK) Limited a/c 867220 | 100,000 |
| HSBC Global Nominee (UK) Limited a/c 867268 | 1,250,000 |
| Smith and Williamson Nominees Ltd a/c S66 | 111,750 |
| BNY (OCS) Nominees Limited | 73,291 |
| Sun Life International (IOM) Ltd a/c SLI11 | 2,000 |
| AXA Colonia Konzern (registered details not disclosed) | 6,917,000 |

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

8,601,003 shares

8) Percentage of issued class

0.41%

9) Class of security

Ordinary shares of 10p each

10) Date of transaction

9 November 2005

11) Date company informed

11 November 2005

12) Total holding following this notification

327,951,370 shares

13) Total percentage holding of issued class following this notification

15.63%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

Gordon Ellis - 01306 654802

16) Name and signature of authorised company official responsible for making this notification

Gordon Ellis

Date of notification - 11 November 2005

END

Close

# Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | Friends ProvidentPLC |
| **TIDM** | FP. |
| **Headline** | Treasury Stock |
| **Released** | 16:57 11-Nov-05 |
| **Number** | PRNUK-1111 |

Treasury Shares

11 November 2005

Friends Provident plc announces that following the transfer of 32,297 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc ShareSave Scheme and the Friends Provident plc Executive Share Option Scheme, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 40,375,996 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

END

Close